BUUU Group Limited

Flat B, 16/F, Ford Glory Plaza 3

7 Wing Hong Street

Cheung Sha Wan, Hong Kong

August 11, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	BUUU Group Limited
Registration Statement on Form F-1, as amended (File No. 333-286203) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BUUU Group Limited hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on August 13, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very Truly yours,

BUUU Group Limited

By:	/s/ Wai Kwong, POON
Name:	Wai Kwong, POON
Title:	Chief Executive Officer and Director

cc:	Mengyi “Jason” Ye, Esq.
Ortoli Rosenstadt LLP